SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanager Street, Kfar Sava 44000, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

EXHIBIT LIST

Exhibit 1	The Registrant files as Exhibit 1 to this Report on Form 6-K, the results of its Extraordinary General Meeting of Shareholders held on Thursday, December 30, 2004, at 10:00 a.m., at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, and which is hereby incorporated by reference herein.

EXHIBIT 1

8 Hanagar Street,
Kfar Sava 44000,
Israel

MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 30, 2004

        Following are the minutes of the Extraordinary General Meeting (the “Meeting”) of the shareholders of Silicom Ltd. (the “Company”) that was held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on Thursday, December 30, 2004, at 10:00 a.m., Israel time.

        The meeting was convened on December 30, 2004 one week following the original date for the Extraordinary General Meeting of the shareholders of the Company (the “Original Meeting”), at which the voting power of the issued share capital of the Company attending the Original Meeting failed to reach the 51% threshold necessary for quorum, within half an hour of the time the Original Meeting was set to convene. In accordance with the Company’s Articles of Association, the Original Meeting was adjourned until the following week, at the same time and location, requiring the same quorum. Such quorum did not attend. Therefore, in accordance with the Articles of Association, half an hour following the time appointed for the convening of the adjourned meeting, the presence of at least two shareholders present personally or by proxy was deemed a quorum.

Number of shares present at the Meeting (whether in person or by proxy): 1,952,290, constituting 46.33% of all the voting power of the Company as of November 15, 2004 (the record date), held by at least four shareholders of the Company.

The following resolutions were adopted:

1.     To approve an insurance policy for the coverage of the directors and officers of the Company.

        Pursuant to the provisions of Chapter 5 of the Companies Law, 1999 (the “Law”), approval of Proposal I required the affirmative vote of shareholders present in person or in proxy and holding ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such Proposal, provided:

(i)	the majority must consist of one-third or more of the shareholders who do not have a “Personal Interest” (as defined in the Law) and vote on the Proposal (abstentions not included in the calculation), OR

(ii)	the total number of votes cast against such Proposal by voting shareholders who do not have a “Personal Interest” (as defined in the Law) is less than one percent (1%) of the total voting rights of the Company.

Since the number of all those votes cast against Proposal I by voting shareholders who did not have a“Personal Interest” was less than 1% of the total voting rights of the Company, Proposal I was passedpursuant to the provisions of Chapter 5 of the Law.

2.     To approve the Company’s Share Option Plan (2004).

Proposal II was approved by a majority of the votes cast in relation thereto. Consequently, Proposal II was passed.

3.     To approve the grant of stock options to all of the Company’s directors under the Company’s Share Option Plan (2004).

        Pursuant to the provisions of Chapter 5 of the Law, approval of this Proposal required the affirmative vote of shareholders present in person or in proxy and holding ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such Proposal, provided:

(i)	the majority must consist of one-third or more of the shareholders who do not have a “Personal Interest” (as defined in the Law) and vote on the Proposal (abstentions not included in the calculation), OR

(ii)	the total number of votes cast against such Proposal by voting shareholders who do not have a “Personal Interest” (as defined in the Law) is less than one percent (1%) of the total voting rights of the Company.

Since the number of all those votes cast against Proposal III by voting shareholders who did not havea “Personal Interest” was less than 1% of the total voting rights of the Company, Proposal III waspassed pursuant to the provisions of Chapter 5 of the Law.

The meeting was adjourned.

/s/ Avi Eizenman —————————————— Avi Eizenman Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2005	SILICOM LIMITED (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer